E.B.

SI

19006296

Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52954

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StateTrust Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1750 Clint Moore Road
(No. and Street)

Boca Raton	Florida	33487
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Cimbal — 305-321-8100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name – *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, David Vurgait, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StateTrust Investments, Inc., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

MARISELA A. VAZQUEZ
MY COMMISSION # GG 072507
EXPIRES: April 30, 2021
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KAUFMAN ROSSIN
cpa • advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

StateTrust Investments, Inc.
Miami, Florida

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of StateTrust Investments, Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of StateTrust Investments, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of StateTrust Investments, Inc.'s management. Our responsibility is to express an opinion on StateTrust Investments, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to StateTrust Investments, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Kaufman, Rossin & Co.

Kaufman, Rossin & Co., P.A.

We have served as StateTrust Investments, Inc.'s auditor since 2001.

Miami, Florida
March 1, 2019

Praxity MEMBER

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

CASH AND CASH EQUIVALENTS (including $117,388 of the consolidated variable interest entity)	$	840,443
SECURITIES OWNED, AT FAIR VALUE		680,145
RECEIVABLE FROM BROKER		767,644
INTEREST RECEIVABLE		1,943
DEPOSIT AT CLEARING BROKER		100,000
DUE FROM AFFILIATES (including $150,561 of the consolidated variable interest entity)		184,460
PROPERTY AND EQUIPMENT, NET (including $12,910,120 net of the consolidated variable interest entity)		13,549,796
OTHER ASSETS (including $150,014 of the consolidated variable interest entity)		528,305
	$	16,652,736

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities (including $188,076 of the consolidated variable interest entity)	$	418,038
Deferred income taxes		21,542
Mortgage note payable		10,217,196
TOTAL LIABILITIES		10,656,776
CONTINGENCY		
STOCKHOLDER'S EQUITY		
Equity of StateTrust Investments, Inc.		6,029,435
Non-controlling interest		(33,475)
STOCKHOLDER'S EQUITY		5,995,960
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$	16,652,736

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization
StateTrust Investments, Inc. ("STI"), incorporated under the laws of the State of Delaware on April 14, 2000, is a broker of various types of equity, debt, and mutual fund securities and option contracts. STI primarily acts in an agency capacity, buying and selling securities for its customers, both foreign and domestic, and charging a commission. Approximately 85% of STI's unaffiliated customers are located in Latin America. STI earns commissions, fees and margin interest participation from transactions with clients, of which approximately 81% originated from related parties in 2018. STI also trades securities for its own account.

StateTrust Investments, Inc. is a wholly owned subsidiary of StateTrust Group LLC (the Parent).

Boca 1750, LLC ("Boca 1750"), is a wholly owned subsidiary of the Parent. Boca 1750 is a company affiliated via common ownership with StateTrust Investments, Inc., was organized in 2018 and is the lessor of real property occupied by StateTrust Investments, Inc.

Basis of Consolidation
The consolidated financial statements include the accounts of StateTrust Investments, Inc. and Boca 1750, LLC, collectively referred to as the "Company". Boca 1750 is a variable interest entity in which StateTrust Investments, Inc. has the power to direct its significant activities, has guaranteed the mortgage note payable for the property, which represents the maximum exposure to loss, and is the primary beneficiary. All material intercompany accounts and transactions have been eliminated in consolidation.

Consolidation of the variable interest entity's assets amounted to approximately $13,330,000 comprised principally of cash and real estate property and liabilities of approximately $13,360,000 comprised principally of a mortgage note payable and a related party note payable to STI of which approximately $2.9 million eliminates in consolidation. The equity interests of Boca 1750 are reflected as non-controlling interest in the accompanying consolidated financial statements.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the course of business, maintain account balances in excess of federally insured limits.

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy

The Company's investments in securities are required to be carried at fair value. Fair value is the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. Accounting rules establish a three-tier hierarchy to distinguish between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs) and to establish classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The hierarchy is summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

In applying the provisions of these accounting values to the Company's portfolio activities during the year, the following valuation techniques have been employed:

Exchange Traded Fund Securities

Securities traded on a national securities exchange (or reported on the NASDAQ national market) are stated at the last reported sales price on the day of valuation. To the extent these securities are actively traded, valuation adjustments are not applied, they are categorized in level 1 of the fair value hierarchy. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intraday trading in the U.S. markets for investments such as American Depository Receipts, financial futures, Exchange Traded Funds, and the movement of certain indices of securities based on a statistical analysis of the historical relationship and that are categorized in level 2. Preferred stock and other equities traded on inactive markets or valued by reference to similar instruments are also categorized in level 2.

Sovereign Government Bonds

The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest rate yield curves, cross currency basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. These items are typically categorized in Level 2 of the fair value hierarchy.

Corporate Bonds

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are typically categorized in Level 2 of the fair value hierarchy.

Revenue Recognition

In May 1014, the FASB issued comprehensive new revenue recognition guidance, ASU Number 2014-09, revenue from contracts with customers (Topic 606). The guidance requires a company to recognize revenue when it transfers promised services to clients in an amount that reflects the consideration to which the company expects to be entitled in exchange for those services and requires enhanced disclosures. The guidance also changes the accounting for certain contract costs, including whether they may be offset against revenue in the statement of operations. The guidance requires an entity to follow a five step model to:

Revenue Recognition (continued)

a) Identify the contract(s) with a customer,
b) identify the performance obligations in the contract,
c) determine the transaction price,
d) allocate the transaction price to the performance obligations in the contract, and
e) recognize revenue when (or as) the entity satisfies a performance obligation.

On July 9, 2015, the FASB approved the deferral of the effective date of the new revenue guidance by one year to annual reporting periods beginning after December 15, 2017. The guidance may be adopted using a full retrospective approach or a modified cumulative effect approach. The Company adopted the guidance upon its effective date of January 1, 2018 using the modified retrospective method which had no impact on the Company's opening retained earnings. Further, the Company determined there was no material impact to the Company's recognition of revenue from adoption of Topic 606.

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the

Revenue Recognition (continued)

Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current year are primarily related to performance obligations that have been satisfied during the year.

Due from Affiliates

Amounts due from affiliates are stated at the outstanding balance of funds due for repayment of cash advances. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Property and Equipment

Property and equipment are stated at cost. The Company provides for depreciation over the estimated useful lives of the assets using the straight line method. The estimated useful lives of these assets range from five to twenty seven and a half years. Maintenance and repairs are charged to expenses as incurred. Renewals and betterments that extend the useful lives of assets are capitalized.

Income Taxes

StateTrust Investments, Inc. accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Boca 1750 is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by Boca 1750. Members are taxed individually on their share of the Boca 1750's earnings. Boca 1750's net income or loss is allocated among the members in accordance with the operating agreement of Boca 1750. No provision for income taxes for Boca 1750 is included in the accompanying financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)

The Company assesses its tax positions in accordance with "Accounting for Uncertainties in Income Taxes" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 2. RELATED PARTY TRANSACTIONS

Management Agreement

The Company has entered into a management agreement with an affiliate that is related to the Company by virtue of common ownership.

This affiliate receives a management fee in consideration of rent, utilities, salaries, telephone, equipment, furniture and fixtures, postage, office supplies, and other general administrative and office expenses paid on behalf of the Company.

As of December 31, 2018, the Company has outstanding advances to this affiliate of $98,690. In addition, the amounts remitted in excess of management fees due to this related entity at December 31, 2018, are accounted for as in-substance distribution, which aggregate $932,204.

Commission and Referral Fees

The Company pays commissions and referral fees to certain affiliated registered representatives and referral brokers who are related by virtue of common ownership.

Distribution Agreement

Pursuant to a distribution agreement dated July 17, 2003, the Company is the exclusive agent for the distribution of shares to certain offshore funds ("Funds"). The Company is related to the Funds as it has common management. These Funds operate as diversified open-end management investment companies. As of December 31, 2018, $39,453 is accrued at year end and included in due from affiliates in the accompanying consolidated statement of financial condition.

Insurance Company

The Company is related to an insurance company by virtue of common ownership. There was $5,643 due to this affiliate at year-end.

International Bank

The Company is related to an international bank by virtue of common ownership.

Parent Company

During 2018, the Parent offered its members the option at the discretion of the Parent, to exchange membership units in the Parent for 0.1805 shares of the Company. As of December 31, 2018, 6 members of the Parent elected to enter the option program with the right to exchange approximately 950,000 units of the Parent for approximately 172,000 shares of the Company and for such shares to be redeemed by the Company at $8.98 per share. The Parent has the right to exercise this option in 8 separate tranches up until December 31, 2019. During 2018, the Parent elected to exercise a partial execution of the option for 1/3 of the units tendered, approximately 320,000 membership units in the Parent, for approximately 57,000 shares of the Company which were repurchased by the Company at $8.98 per share or approximately $512,000. The election for the members to keep the shares in the Company or to have the Company redeem the shares, was one made by each member in the option agreement. All 6 members elected to have the shares of the Company redeemed. As of December 31, 2018, the Company holds the reacquired shares in treasury stock.

NOTE 3. FAIR VALUE MEASUREMENT

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31,2018:

ASSETS, at fair value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Securities owned:				
Sovereign and corporate bonds	$ -	$ 121,909	$ -	$ 121,909
Equities	558,236	-	-	558,236
TOTALS	$ 558,236	$ 121,909	$ -	$ 680,145

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2018 consisted of the following:

Land	$ 1,859,949
Building	11,289,111
Furniture & Fixture	80,588
Office Equipment	89,159
Computers	102,744
Leasehold Improvement	365,318
Computer Software	95,780
	13,882,649
Less: accumulated depreciation and amortization	(332,853)
	$ 13,549,796

NOTE 5. MORTGAGE NOTE PAYABLE

In connection with Boca 1750's acquisition of land and building utilized by the Company as headquarters, on June 2018, it entered into a Mortgage and Security Agreement (the "Mortgage") with a financial institution in the amount of $10,400,000. The Mortgage calls for monthly interest and principal payments of $60,321 beginning July 15, 2018 until June 15, 2025, at which time all outstanding principal, plus all accrued and unpaid interest is due. The Mortgage bears interest at 4.85% per annum and is collateralized by certain assets of Boca 1750. The Mortgage is guaranteed by STI, the Parent, and other entities related to the Parent. The Mortgage requires the Company to comply with certain financial covenants. A loan commitment fee of $78,000 was paid in connection to the Mortgage. At December 31, 2018, accrued interest amounted to approximately $21,000 and is included in accounts payable and accrued expenses in the accompanying consolidated balance sheet.

As of December 31, 2018, the Company failed to meet one of the financial covenant requirements. The Company is in discussions with the lender to obtain a waiver. As of the date of issuance of the consolidated financial statements, one has not been obtained. Based on the discussions with the Lender, Management believes the waiver shall be shortly obtained after issuance of this consolidated financial statements.

2019	$	229,891
2020		241,292
2021		253,259
2022		265,819
2023		279,001
Thereafter		9,019,898
	$	10,289,160

NOTE 6. INCOME TAXES

At December 31, 2018, the Company has a deferred tax liability of $21,542 principally related to temporary differences arising from the excess of depreciation for tax purposes offset by unrealized losses on securities.

The effective tax rate differed from the maximum federal statutory rate of 21% principally due to permanent differences.

NOTES 7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, STI is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2018, STI "Net Capital" was $1,931,364 which exceeded requirements by $1,230,156 and the ratio of "Aggregate Indebtedness" to "Net Capital" was 5.45 to 1.

Upon adoption of ASU 2016-02, the broker-dealer recognizes a lease liability and corresponding right-to-use asset based on the present value of the minimum lease payment of the lease with Boca 1750 estimated to be approximately $5,600,000. Adoption of the lease standard is not expected to have a material effect upon the broker dealer's net capital.

NOTES 8. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The Company has its clearing and depository operations for the Company's securities transactions with COR Clearing LLC (COR), whose main office is located in Nebraska. The underlying agreement with COR renews annually and provides for early termination fees based on average clearing charges. At December 31, 2018, the receivable from broker and deposit at clearing broker are with this brokerage firm. In addition, substantially all cash and cash equivalents and securities owned are held by this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company through its clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In addition to these activities, the Company may execute customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to

NOTE 10. RISK CONCENTRATION (Continued)

purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 10. CONTINGENCY

The Company has two pending legal proceedings arising from the 2018 purchase of real estate property. One of the suits filed by a broker purportedly representing the Company, claiming to be the procuring cause of the sale of the real estate property to Boca 1750. The other suit, a broker is claiming to have represented the seller in the sale and is suing for the other half of the commission. The two cases have been consolidated by the Court for discovery purposes. The combined total sought in the two related cases is $520,000. The Company denies these allegations and intends to vigorously contest this claim. In the opinion of management, based on a review with legal counsel, the ultimate outcome cannot be determined at this time, and liability, if any, on this matter is not expected to have a material effect on the Company's financial position or results of operations.

NOTE 11. SUBSEQUENT EVENTS

The Financial Accounting Standards Board, (FASB) previously issued ASU 2016-02, Leases capitalized, which will supersede the current lease requirement in ASC 840. The ASU requires lessees to recognize a right-to-use asset and related lease liability for all leases, with a limited exception for short-term leases. Leases will be classified as either finance or operating, with the classification affecting the pattern of expense recognition in the statement of operation. Currently, leases are classified as either capital or operating, with only capital leases recognized on the balance sheet. The reporting of the lease-related expenses in the statements of operations and cashflows will be generally consistent with the current guidance. The new lease guidance will be effective for the Company's year ending December 31, 2019 and will be applied using a modified retrospective transition method as of January 2019. The new lease standard is not expected to have a significant effect on the Company's consolidated financial statements, as there are no significant operating lease obligations on a consolidated basis.

The company has evaluated subsequent events through March 1, 2019, which is the date the consolidated financial statements were issued and determined that no additional financial statement recognition or disclosure is necessary.